FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number: 001-15002

ICICI Bank Limited

(Translation of registrant’s name into English)

ICICI Bank Towers,

Bandra-Kurla Complex

Mumbai, India 400 051

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject: Scrutinizer's report in respect of Postal Ballot

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

This has reference to our earlier letter dated July 9, 2020 in respect of Postal Ballot Notice dated July 8, 2020. We wish to inform you that Mr. Alwyn D’Souza of Alwyn D’Souza & Co., Practicing Company Secretaries, who was appointed as the scrutinizer for the postal ballot process, has submitted his report dated August 9, 2020 which is enclosed herewith. Based on the report, we confirm that the special resolution as contained in the Postal Ballot Notice dated July 8, 2020 was passed by the Members with requisite majority.

The voting results in the format prescribed under Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 will be sent in due course.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

ICICI BANK LIMITED

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road,

Vadodara 390007, Gujarat, India

SCRUTINIZER’S REPORT ON POSTAL BALLOT

ALWYN D’SOUZA

Alwyn D’Souza & Co.

Company Secretaries

[Firm Registration No: S2003MH061200] [Peer Review Certificate No.683/2020]

Annex-103, Dimple Arcade, Asha Nagar, Kandivali (East), Mumbai 400101.

Branch Office: B-002, Gr. Floor, Shreepati-2, Royal Complex, Behind Olympia Tower,

Mira Road (East), Thane-401107; Tel: 022-79629822; Mob: 09820465195;

E-mail: alwyn@alwynjay.com ;Website : www.alwynjay.com

ALWYN D’SOUZA

Alwyn D’Souza & Co.

Company Secretaries

[Firm Registration No: S2003MH061200] [Peer Review Certificate No.683/2020]

Annex-103, Dimple Arcade, Asha Nagar, Kandivali (East), Mumbai 400101.

Branch Office: B-002, Gr. Floor, Shreepati-2, Royal Complex, Behind Olympia Tower,

Mira Road (East), Thane-401107; Tel: 022-79629822; Mob: 09820465195;

E-mail: alwyn@alwynjay.com ;Website : www.alwynjay.com

To,

The Chairman

ICICI Bank Limited

ICICI Bank Tower,

Near Chakli Circle,

Old Padra Road,

Vadodara 390007

Dear Sir,

RE : SCRUTINIZER’S REPORT

I, Alwyn D’Souza of Alwyn D’Souza & Co, Company Secretaries appointed as Scrutinizer by the Board of Directors of ICICI Bank Limited (Bank) for the purpose of scrutinizing the Postal Ballot e-voting process for seeking members assent/dissent on the resolution as specified in the Postal Notice dated July 8, 2020.

I have carried out the work as Scrutinizer from the close of the remote e-voting period i.e., 5:00 P. M. IST on Sunday, August 9, 2020.

The management of the Bank is responsible to ensure the compliance with the requirements of the Companies Act, 2013 and Rules made thereunder and the various circulars issued by the Ministry of Corporate Affairs, Government of India relating to Postal Ballot. My responsibility as the scrutinizer is restricted to make a scrutinizer report of the votes cast in favour / against on the resolution contained in the Postal Ballot Notice dated July 8, 2020 based on the reports generated from the e-voting system provided by the National Securities Depository Limited (NSDL), the authorised agency to provide remote e-voting facilities, engaged by the Bank for the purpose.

I submit my report as under:

1.	The Postal Ballot is held in compliance with the provisions of Section 110 and other applicable provisions, if any, of the Companies Act, 2013 (including any statutory modification or re-enactment thereof for the time being in force) (the “Act”), read with Rule 22 of the Companies (Management and Administration) Rules, 2014 including any statutory modification or re-enactment thereof for the time being in force (the “Rules”) read with the General Circular No. 14/2020 dated April 8, 2020, the General Circular No. 17/2020 dated April 13, 2020 and the General Circular No. 22/2020 dated June 15, 2020, in relation to “Clarification on passing of ordinary and special resolutions by companies under the Companies Act, 2013 and the rules made thereunder on account of the threat posed by Covid - 19” issued by the Ministry of Corporate Affairs, Government of India (the “MCA Circulars”).

2.	The Bank has on July 9, 2020 sent Postal Ballot Notice through electronic mode to the members whose e-mail ids were registered with the Bank, Registrar and Transfer Agents (RTA) or Central Depository Services (India) Limited (“CDSL”)/ National Securities Depository Limited (NSDL) as on Friday, July 3, 2020. The hard copy of the Postal Ballot Notice along with Postal Ballot forms and pre-paid business envelope was not sent to the Members for the Postal Ballot in accordance with the requirements specified under the MCA Circulars.

3.	The Bank has on July 11, 2020 published an advertisement in Financial Express (all editions), Business Standard (all editions), Vadodara Samachar (Baroda edition) and Indian Express (Baroda edition).

4.	The Remote e-voting facility was provided by NSDL. The Postal Ballot remote e-voting period commenced on Saturday, July 11, 2020, at 9:00 A.M. IST and ended on Sunday, August 9, 2020 at 5:00 P.M. IST.

5.	After the time fixed for closing of the e-voting i.e., 5.00 P.M. IST on Sunday, August 9, 2020 the votes were unblocked at 5.02 P.M IST in the presence of two witnesses who are not in the employment of the Bank, on the e-voting website of NSDL (https://www.evoting.nsdl.com) and a final electronic report was generated by me. The data generated was diligently scrutinized.

6.	The data for the purpose of verification of the number of shares was taken as of Friday, July 3, 2020 which was the relevant date (cut-off date) fixed for determining voting rights of the Members entitled to participate in the voting process.

7.	The results of the remote e-voting in respect to passing of resolution contained in the Postal Ballot Notice dated July 8, 2020 are as under:

RESOLUTION NO. 1: SPECIAL RESOLUTION

Authorize capital raising through issuance of equity shares and/or equity linked securities

(i)	Voted in favour of the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
7561	4894439751	99.80

(ii)	Voted against the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
351	9898991	0.20

(iii)	Invalid votes:

Number of members whose votes were declared invalid	Number of invalid votes cast by them
-	-

Based on the foregoing, the above Resolution was passed with requisite majority.

The relevant records relating to the e-voting shall remain in my safe custody and will be handed over to the Company Secretary for preserving safely after the consideration of results and the Chairman approves and signs the Minutes.

Alwyn D’Souza Practising Company Secretary FCS No.5559, CP No.5137 Alwyn D’Souza & Co Company Secretaries

[UDIN : F005559B000564623]

Mumbai, August 9, 2020

We the undersigned witnesseth that the votes were unblocked from the e-voting website of the National Securities Depository Limited (https://www.evoting.nsdl.com) in our presence at 5.02 P.M. IST on August 9, 2020.

Edlon Dsouza Flat No.214, Shram Saphalya, Station Road, Sheetal Nagar, Mira Road East, Thane 401107

Krishnakant Adagale Row House No.18, Mansi Row Co.op Hsg Soc Ltd, Kashigaon, Mira Road East, Thane 401107 Countersigned by: For ICICI Bank Limited

Ranganath Athreya Company Secretary ACS: 7356

Mumbai, August 9, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	August 9, 2020	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Chief Manager